UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934



                          UNIVERSAL ELECTRONICS, INC. /1/
                       -----------------------------------
                                (Name of Issuer)


                                  Common Stock
                       -----------------------------------
                         (Title of Class of Securities)


                                    913483103
                               -------------------
                                 (CUSIP Number)


                                  July 29, 1999
           ----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                      |X|  Rule 13d-1(b)
                      o    Rule 13d-1(c)
                      o    Rule 13d-1(d)


------------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                                        Page 2 of 15
CUSIP No. 913483103                                  Universal Electronics, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Berger LLC/2/  ID No. 84-1507541
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

            Nevada
--------------------------------------------------------------------------------
       NUMBER OF           5     SOLE VOTING POWER

         SHARES                    -0-
                          ------------------------------------------------------
      BENEFICIALLY         6     SHARED VOTING POWER

        OWNED BY                   569,670
                          ------------------------------------------------------
          EACH             7     SOLE DISPOSITIVE POWER

       REPORTING                   -0-
                          ------------------------------------------------------
         PERSON            8     SHARED DISPOSITIVE POWER

          WITH                     569,670
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            569,670
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                         |_|


--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            8.46%
--------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON

            IA, CO
--------------------------------------------------------------------------------


------------------------
/2/  Berger LLC was formerly known as Berger Associates, Inc.

Schedule 13G                                                        Page 3 of 15
CUSIP No. 913483103                                  Universal Electronics, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Berger Small Company Growth Fund, a Portfolio of Berger Investment Portfolio Trust (ID No. 84-1244357)
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
       NUMBER OF           5     SOLE VOTING POWER

         SHARES                    -0-
                          ------------------------------------------------------
      BENEFICIALLY         6     SHARED VOTING POWER

        OWNED BY                   532,190
                          ------------------------------------------------------
          EACH             7     SOLE DISPOSITIVE POWER

       REPORTING                   -0-
                          ------------------------------------------------------
         PERSON            8     SHARED DISPOSITIVE POWER

          WITH                     532,190
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            532,190
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                         |_|


--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            7.91%
--------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON

            IV, 00
--------------------------------------------------------------------------------

Schedule 13G                                                        Page 4 of 15
CUSIP No. 913483103                                  Universal Electronics, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Kansas City Southern Industries, Inc.  ID No. 44-0663509
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
       NUMBER OF           5     SOLE VOTING POWER

         SHARES                    -0-
                          ------------------------------------------------------
      BENEFICIALLY         6     SHARED VOTING POWER

        OWNED BY                   -0-
                          ------------------------------------------------------
          EACH             7     SOLE DISPOSITIVE POWER

       REPORTING                   -0-
                          ------------------------------------------------------
         PERSON            8     SHARED DISPOSITIVE POWER

          WITH                     -0-
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                         |X|

            Excludes shares beneficially owned by Berger LLC as to which beneficial ownership is disclaimed.
--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            -0-
--------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON

            HC, CO
--------------------------------------------------------------------------------

Schedule 13G                                                        Page 5 of 15
CUSIP No. 913483103                                  Universal Electronics, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Stilwell Financial, Inc.  ID No. 43-1804048
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
       NUMBER OF           5     SOLE VOTING POWER

         SHARES                    -0-
                          ------------------------------------------------------
      BENEFICIALLY         6     SHARED VOTING POWER

        OWNED BY                   -0-
                          ------------------------------------------------------
          EACH             7     SOLE DISPOSITIVE POWER

       REPORTING                   -0-
                          ------------------------------------------------------
         PERSON            8     SHARED DISPOSITIVE POWER

          WITH                     -0-
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                         |X|

            Excludes shares beneficially owned by Berger LLC as to which beneficial ownership is disclaimed.
--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            -0-
--------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON

            HC, CO
--------------------------------------------------------------------------------

Schedule 13G                                                        Page 6 of 15
CUSIP No. 913483103                                  Universal Electronics, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Stilwell Management, Inc.  ID No. 13-2750052
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
       NUMBER OF           5     SOLE VOTING POWER

         SHARES                    -0-
                          ------------------------------------------------------
      BENEFICIALLY         6     SHARED VOTING POWER

        OWNED BY                   -0-
                          ------------------------------------------------------
          EACH             7     SOLE DISPOSITIVE POWER

       REPORTING                   -0-
                          ------------------------------------------------------
         PERSON            8     SHARED DISPOSITIVE POWER

          WITH                     -0-
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                         |X|

            Excludes shares beneficially owned by Berger LLC as to which beneficial ownership is disclaimed.
--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            -0-
--------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON

            HC, CO
--------------------------------------------------------------------------------

Schedule 13G                                                        Page 7 of 15
CUSIP No. 913483103                                  Universal Electronics, Inc.
--------------------------------------------------------------------------------

Item 1.

         (a)      Name of Issuer:       Universal Electronics, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  6101 Gateway Drive
                  Cypress, CA  90630-4841

Item 2.

         (a)      Name of Person Filing:

                  (1)      Berger LLC

                  (2) Berger Small Company Growth Fund, a Portfolio of the Berger Investment Portfolio Trust

                  (3)      Kansas City Southern Industries, Inc.

                  (4)      Stilwell Financial, Inc.

                  (5)      Stilwell Management, Inc.

         (b)      Address of Principal Business Office:

                  (1)      Berger LLC
                           210 University Boulevard, Suite 900
                           Denver, Colorado  80206

                  (2)      Berger Small Company Growth Fund
                           210 University Boulevard, Suite 900
                           Denver, Colorado  80206

                  (3)      Kansas City Southern Industries, Inc.
                           114 West 11th Street
                           Kansas City, Missouri  64105

                  (4)      Stilwell Financial, Inc.
                           114 West 11th Street
                           Kansas City, Missouri  64105

Schedule 13G                                                        Page 8 of 15
CUSIP No. 913483103                                  Universal Electronics, Inc.
--------------------------------------------------------------------------------


                  (5)      Stilwell Management, Inc.
                           210 University Boulevard, Suite 900
                           Denver, Colorado  80206

         (c)      Citizenship:

                  (1)      Berger LLC:        Nevada

                  (2)      Berger Small Company Growth Fund:        Delaware

                  (3)      Kansas City Southern Industries, Inc.:   Delaware

                  (4)      Stilwell Financial, Inc.     Delaware

                  (5)      Stilwell Management, Inc.          Delaware

         (d)      Title of Class of Securities:      Common Stock

         (e)      CUSIP Number:     913483103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)      ________ Broker or Dealer registered under Section 15 of the
                           Act

         (b)      ________ Bank as defined in section 3(a)(6) of the Act

         (c)      ________ Insurance Company as defined in section 3(a)(19) of the Act

         (d)         X     Investment Company registered under section 8 of the
                  -------- Investment Company Act /3/

         (e)         X     Investment Adviser registered under section 203 of
                  -------- the Investment Advisers Act of 1940 /4/


------------------------
/3/ Berger Small Company Growth Fund is a Portfolio of the Berger Investment Portfolio Trust, a Delaware business trust and a registered investment company.

/4/  Berger LLC is a registered investment adviser.

Schedule 13G                                                        Page 9 of 15
CUSIP No. 913483103                                  Universal Electronics, Inc.
--------------------------------------------------------------------------------


         (f)      ________ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

         (g)         X     Parent Holding Company, in accordance with
                  -------- section 240.13d-1(b)(1)(ii)(G)
                           (Note:  See Item 7) /5/

         (h)      ________ Group, in accordance with
                           section 240.13d-1(b)(1)(ii)(H)

Item 4.           Ownership

         (a)      Amount Beneficially Owned:

                  (1)      Berger LLC:        569,670 /6/
                                            ---------

                  (2)      Berger Small Company Growth Fund:       532,190
                                                                 ---------

                  (3)      Kansas City Southern Industries, Inc.:          0 /7/
                                                                    --------

----------------

/5/ Kansas City Southern Industries ("KSCI") is the parent holding company of Stilwell Financial, Inc. ("SFI"). SFI owns 100% of Stilwell Management, Inc. ("SMI"), which owns approximately 86% of Berger LLC. Each of these entities is filing this statement solely as a result of such stock ownership which may be deemed to give KCSI, SFI or SMI control over Berger LLC.

/6/ The filing of this statement shall not be construed as an admission that Berger LLC is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

     Berger LLC is a registered investment adviser which furnishes investment advice to a number of mutual funds and institutional clients. As a result of its role as investment adviser or sub-adviser to the Funds as well as institutional clients, Berger LLC may be deemed to be the beneficial owner of securities held by such funds or clients.

/7/ Kansas City Southern Industries, Inc. ("KCSI") does not own of record any shares of Universal Electronics, Inc. Common Stock, it has not engaged in any transaction in Universal Electronics, Inc. Common Stock, and it does not exercise any voting or investment power over shares of Universal Electronics, Inc. Common Stock. All shares reported herein have been acquired by Berger LLC's mutual fund clients and KCSI specifically disclaims beneficial ownership over any shares of Universal Electronics, Inc. Common Stock.

     Accordingly, the filing of this statement shall not be construed as an admission that KCSI is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

Schedule 13G                                                       Page 10 of 15
CUSIP No. 913483103                                  Universal Electronics, Inc.
--------------------------------------------------------------------------------


                  (4)      Stilwell Financial, Inc.:        0 /8/
                                                      -------

                  (5)      Stilwell Management, Inc.:            0 /9/
                                                           -------

         (b)      Percent of Class:

                  (1)      Berger LLC:            8.46% /10/
                                               -------

                  (2)      Berger Small Company Growth Fund:         7.91%
                                                                   -------

                  (3)      Kansas City Southern Industries, Inc.:    0.0% /11/
                                                                   ------

                  (4)      Stilwell Financial, Inc.:      0.0% /12/
                                                        ------

                  (5)      Stilwell Management, Inc.:           0.0% /13/
                                                              ------


------------------------
/8/ Stilwell Financial, Inc.("SFI") does not own of record any shares of Universal Electronics, Inc. Common Stock, it has not engaged in any transaction in Universal Electronics, Inc. Common Stock, and it does not exercise any voting or investment power over shares of Universal Electronics, Inc. Common Stock. All shares reported herein have been acquired by Berger LLC's mutual fund clients and SFI specifically disclaims beneficial ownership over any shares of Universal Electronics, Inc. Common Stock.

     Accordingly, the filing of this statement shall not be construed as an admission that SFI is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

/9/ Stilwell Management, Inc.("SMI") does not own of record any shares of Universal Electronics, Inc. Common Stock, it has not engaged in any transaction in Universal Electronics, Inc. Common Stock, and it does not exercise any voting or investment power over shares of Universal Electronics, Inc. Common Stock. All shares reported herein have been acquired by Berger LLC's mutual fund clients and SMI specifically disclaims beneficial ownership over any shares of Universal Electronics, Inc. Common Stock.

     Accordingly, the filing of this statement shall not be construed as an admission that SMI is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

/10/ The filing of this statement shall not be construed as an admission that Berger LLC is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

/11/ See Item 4(a)(3).

/12/ See Item 4(a)(4).

/13/ See Item 4(a)(5).

Schedule 13G                                                       Page 11 of 15
CUSIP No. 913483103                                  Universal Electronics, Inc.
--------------------------------------------------------------------------------


         (c)      Number of shares as to which such person has:

                  (1)      Berger LLC:

                           (i)      Sole power to vote or to direct the
                                    vote:             0
                                            -----------

                           (ii)     Shared power to vote or to direct the
                                    vote:       569,670
                                               --------

                           (iii)    Sole power to dispose or to direct the
                                    disposition of:              0
                                                        ----------

                           (iv)     Shared power to dispose or to direct the
                                    disposition of:    569,670
                                                     ---------

                  (2)      Berger Small Company Growth Fund:

                           (v)      Sole power to vote or to direct the
                                    vote:             0
                                            -----------

                           (vi)     Shared power to vote or to direct the
                                    vote:       532,190
                                               --------

                           (vii)    Sole power to dispose or to direct the
                                    disposition of:               0
                                                        -----------

                           (viii)   Shared power to dispose or to direct the
                                    disposition of:    532,190
                                                     ---------

                  (3)      Kansas City Southern Industries, Inc.

                           (i)      Sole power to vote or to direct the
                                    vote:        0
                                             -----

                           (ii)     Shared power to vote or to direct the
                                    vote:        0 /14/
                                             -----

                           (iii)    Sole power to dispose or to direct the
                                    disposition of:       0
                                                      -----

                           (iv)     Shared power to dispose or to direct the
                                    disposition of:       0 /15/
                                                     ------

                  (4)      Stilwell Financial, Inc.

                           (i)      Sole power to vote or to direct the
                                    vote:        0
                                             -----


------------------------
/14/ See Item 4(a)(3).

/15/ See Item 4(a)(3).

Schedule 13G                                                       Page 12 of 15
CUSIP No. 913483103                                  Universal Electronics, Inc.
--------------------------------------------------------------------------------


                           (ii)     Shared power to vote or to direct the
                                    vote:          0 /16/
                                               -----

                           (iii)    Sole power to dispose or to direct the
                                    disposition of:       0
                                                      -----

                           (iv)     Shared power to dispose or to direct the
                                    disposition of:       0 /17/
                                                     ------

                  (5)      Stilwell Management, Inc.

                           (i)      Sole power to vote or to direct the
                                    vote:        0
                                             -----

                           (ii)     Shared power to vote or to direct the
                                    vote:        0 /18/
                                             -----

                           (iii)    Sole power to dispose or to direct the
                                    disposition of:        0
                                                       -----

                           (iv)     Shared power to dispose or to direct the
                                    disposition of:        0 /19/
                                                      ------

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The Berger Small Company Growth Fund has the right to receive all dividends from, and the proceeds from the sale of, the securities held in its account.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  This statement has been filed jointly by KCSI, SFI, SMI, and Berger LLC and information relating to Berger LLC has been included herein.


------------------------
/16/ See Item 4(a)(4).

/17/ See Item 4(a)(4).

/18/ See Item 4(a)(5).

/19/ See Item 4(a)(5).

Schedule 13G                                                       Page 13 of 15
CUSIP No. 913483103                                  Universal Electronics, Inc.
--------------------------------------------------------------------------------


Item 8.           Identification and Classification of Members of the Group:

                  Not Applicable

Item 9.           Notice of Dissolution of Group:

                  Not Applicable

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Schedule 13G                                                       Page 14 of 15
CUSIP No. 913483103                                  Universal Electronics, Inc.
--------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    BERGER LLC:

                                    /s/ Brian S. Ferrie
Date:  February 14, 2000            --------------------------------------------
                                    Signature

                                    Brian S. Ferrie, Vice President - Compliance
                                    --------------------------------------------
                                    Name/Title


                                    BERGER SMALL COMPANY GROWTH FUND,
                                    A PORTFOLIO OF THE BERGER INVESTMENT
                                    PORTFOLIO TRUST

                                    /s/ Brian S. Ferrie
Date:  February 14, 2000            --------------------------------------------
                                    Signature

                                    Brian S. Ferrie, Vice President
                                    --------------------------------------------
                                    Name/Title


                                    KANSAS CITY SOUTHERN INDUSTRIES, INC.

                                    /s/ Joseph D. Monello
Date:  February 14, 2000            --------------------------------------------
                                    Signature

                                    Joseph D. Monello,
                                    Vice President and Chief Financial Officer
                                    --------------------------------------------
                                    Name/Title

Schedule 13G                                                       Page 15 of 15
CUSIP No. 913483103                                  Universal Electronics, Inc.
--------------------------------------------------------------------------------


                                    STILWELL FINANCIAL, INC.

                                    /s Joseph D. Monello
Date:  February 14, 2000            --------------------------------------------
                                    Signature

                                    Joseph D. Monello,
                                    Executive Vice President
                                    --------------------------------------------
                                    Name/Title



                                    STILWELL MANAGEMENT, INC.

                                    /s/ Janice M. Teague
Date:  February 14, 2000            --------------------------------------------
                                    Signature

                                    Janice M. Teague,
                                    Vice President - Administration
                                    --------------------------------------------
                                    Name/Title

                                  EXHIBIT INDEX


Exhibit                    Document                                  Page No.
-------                    --------                                  --------

  A                        Joint Filing Agreement                      A-1

                                    EXHIBIT A
                                       to
                                  SCHEDULE 13G

                             JOINT FILING AGREEMENT


         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned parties hereby agree that the preceding Schedule 13G is being filed on behalf of each of them.

         IN WITNESS THEREOF, the parties hereto have duly executed this agreement on this 14th day of February, 2000.


                                    BERGER LLC:

                                    /s/ Brian S. Ferrie
                                    --------------------------------------------
                                    Brian S. Ferrie, Vice President - Compliance



                                    BERGER SMALL COMPANY GROWTH FUND, A
                                    PORTFOLIO OF THE BERGER INVESTMENT
                                    PORTFOLIO TRUST

                                    /s/ Brian S. Ferrie
                                    --------------------------------------------
                                    Brian S. Ferrie, Vice President



                                    KANSAS CITY SOUTHERN INDUSTRIES, INC.

                                    /s/ Joseph D. Monello
                                    --------------------------------------------
                                    Joseph D. Monello
                                    Vice President and Chief Financial Officer

                                    STILWELL FINANCIAL, INC.

                                    /s/ Joseph D. Monello
                                    --------------------------------------------
                                    Joseph D. Monello
                                    Executive Vice President



                                    STILWELL MANAGEMENT, INC.

                                    /s/ Janice M. Teague
                                    --------------------------------------------
                                    Janice M. Teague
                                    Vice President - Administration


                                       A-2